Exhibit 99.14

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Sigma Lithium Corporation

We consent to the use of our report dated April 30, 2024, with respect to the consolidated financial statements of Sigma Lithium Corporation, incorporated herein by reference .

/s/ “KPMG Auditores Independentes Ltda.”

KPMG Auditores Independentes Ltda.

São Paulo, Brazil

March 31st, 2025